*********************************

SPECIMEN - NOT AN OFFICIAL FILING

*********************************



THIS FILING WILL BE BLOCKED BECAUSE OF
AN INVALID FILE NUMBER.  THE USER WILL
SUSPEND THE FILING WHICH SHOULD NOT
CAUSE A RELEASE FUNDS TRANSACTION SINCE
CONFIRMING COPIES ARE NOT REQUIRED TO
BE FEE CHECKED.